UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 11)*
RightNow Technologies, Inc.

(Name of Issuer)
Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)
76657R106

(CUSIP Number)
Greg R. Gianforte
RightNow Technologies, Inc.
136 Enterprise Boulevard
Bozeman, MT 59718
(406) 522-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 3, 2011

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)..
(Continued on following pages)

CUSIP No.	76657R106	13D	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Greg R. Gianforte

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,028,330 shares of Common Stock. See Items 4 and 5.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Common Stock

WITH:	10	SHARED DISPOSITIVE POWER

4,028,330 shares of Common Stock. See Items 4 and 5.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,028,330 shares of Common Stock. See Items 4 and 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.19%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	76657R106	13D	Page	3	of	6 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Susan Gianforte

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,028,330 shares of Common Stock. See Items 4 and 5.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Common Stock

WITH:	10	SHARED DISPOSITIVE POWER

4,028,330 shares of Common Stock. See Items 4 and 5.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,028,330 shares of Common Stock. See Items 4 and 5.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.19%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	76657R106	13D	Page	4	of	6 Pages
Explanatory Note
     This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) amends and supplements the Schedule 13D that was originally filed on February 14, 2005, and that was amended and restated by Amendment No. 1 filed on May 27, 2005, amended and supplemented by Amendment No. 2 filed on October 13, 2005, amended and supplemented by Amendment No. 3 filed on December 15, 2005, amended and supplemented by Amendment No. 4 filed on March 27, 2006, amended and supplemented by Amendment No. 5 filed on June 20, 2006, amended and supplemented by Amendment No. 6 filed on November 8, 2006, amended and supplemented by Amendment No. 7 filed on December 14, 2006, amended and supplemented by Amendment No. 8 filed on November 26, 2007, amended and supplemented by Amendment No. 9 filed on September 22, 2008 and amended and supplemented by Amendment No. 10 filed on December 16, 2008 (as amended, restated and supplemented, the “Schedule 13D”) by Greg R. Gianforte and his spouse Susan Gianforte (“Mr. and Mrs. Gianforte”). Mr. and Mrs. Gianforte are filing this Amendment No. 11 as a single joint filing statement on Schedule 13D to update the information regarding their beneficial ownership of shares of common stock, $0.001 par value per share (the “Common Stock”), of RightNow Technologies, Inc., a Delaware corporation (the “Company”), as a result of the sale of shares of Common Stock in the open market by the Second River Trust (as defined in the Schedule 13D). Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.
     Items 3, 4, 5 and 7 of the Schedule 13D are amended, supplemented and/or restated as set forth below:
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:
     On various dates between February 16, 2011 and March 3, 2011, the Second River Trust sold an aggregate of 350,000 shares of Common Stock on the open market in multiple transactions at prices ranging from $27.01 to $28.89.
     Except as indicated above, the information set forth in Item 3 of the Schedule 13D remains unchanged.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is amended and supplemented by adding the following after the twelfth paragraph thereof:
     The sales of shares of Common Stock by the Second River Trust on various dates between February 16, 2011 and March 3, 2011 were made pursuant to a Rule 10b5-1 plan for estate planning purposes.

CUSIP No.	76657R106	13D	Page	5	of	6 Pages
     Except as indicated above, the information set forth in Item 4 of the Schedule 13D remains unchanged.
Item 5. Interest in Securities of the Issuer
     Part (a) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:
     (a) As of the date hereof, Mr. and Mrs. Gianforte beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, an aggregate of 4,028,330 shares of Common Stock, constituting approximately 12.19% of the total number of shares of the Company’s Common Stock outstanding. The approximate percentage of shares of Common Stock beneficially owned by Mr. and Mrs. Gianforte is based upon 33,036,453 shares of the Company’s Common Stock which is the total number of shares of the Company’s Common Stock outstanding as of April 18, 2011.
     The amount disclosed as beneficially owned by Mr. and Mrs. Gianforte does not include an aggregate of 3,112,050 shares of Common Stock held by the Gianforte Family Charitable Trust, a tax-exempt private foundation. Mr. and Mrs. Gianforte disclaim beneficial ownership of the shares held by such tax-exempt private foundation pursuant to Rule 13d-4 of the Securities Exchange Act of 1934.
     Except as indicated above, the information set forth in Item 5 of the Schedule 13D remains unchanged.
Item 7. Material to Be Filed as Exhibits
1.	Joint Filing Agreement dated April 27, 2011 between Mr. and Mrs. Gianforte, filed herewith as Exhibit 99.1.

2.	Powers of Attorney, filed herewith as Exhibit 99.2.
Except as indicated above, the remaining information set forth in the Schedule 13D remains unchanged.

CUSIP No.	76657R106	13D	Page	6	of	6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 27, 2011

Date
/s/ Joshua W. Burnim, as Attorney-in-Fact for Greg R. Gianforte

Signature
Joshua W. Burnim, as Attorney-in-Fact for Greg R. Gianforte

Name/Title
April 27, 2011

Date
/s/ Joshua W. Burnim, as Attorney-in-Fact for Susan Gianforte

Signature
Joshua W. Burnim, as Attorney-in-Fact for Susan Gianforte

Name/Title
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)